Mail Stop 3561

April 2, 2009

By U.S. Mail and facsimile to (609) 730-0404

Mark R. Draper
Chief Executive Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, NJ 08534

> **Re:** **Ocean Power Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2008**
> **Filed July 14, 2008**
> **Forms 10-Q for the Periods Ending July 31, 2008, October 31,**
> **2008 and January 31, 2009**
> **Filed September 9, 2008, December 10, 2008 and March 12, 2009**
> **File No. 001-33417**

Dear Mr. Draper:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 7. Management's Discussion and Analysis and Financial Condition and Results of Operations, page 44

Overview, page 44

1.   Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and
- material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note that during 2008 wave energy was added to the production tax credit under the Energy Improvement and Extension Act and that favorable changes have taken place in the political, regulatory and social environments. To the extent material, you should discuss the impact of recent legislation and environmental factors that may have a material effect on your operations and liquidity. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 9A. Controls and Procedures, page 56

2. We note the disclosure that your chief executive officer and chief financial officer have concluded that your controls and procedures are "effective, and are reasonably designed to ensure that all material information relating to the company required to be included in the company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. In future filings, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In addition, please revise to state clearly, if true, that your principal executive officer and principal

financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note (2)(c) Revenue Recognition, page F-9

3. Please disclose your revenue recognition policy for customer-sponsored research and development activities and contracts that are not accounted for using the percentage-of-completion method as discussed on page 45.

Note 2(i) Long-Lived Assets, page F-10

4. We note your disclosure that you reviewed long-lived assets for indicators of impairment and determined that no impairment review was necessary for each of the years presented. Given your operating and cash flow losses in each year combined with a history of operating and cash flow losses it appears that you should have tested long-lived assets for recoverability each year. Please tell us the rationale for your conclusion that operating and cash flow losses combined with a history of operating and cash flow losses are not indicators of impairment. Refer to paragraph 8.e. of SFAS 144.

Note (4) Long-Term Investment, page F-14

5. It appears that you classify long-term investments as held-to-maturity securities. As such, please disclose the aggregate fair value and gross unrecognized holding gains and losses or otherwise advise. Refer to paragraph 19 of SFAS 115.

Note (9) Deferred Credits, page F-15

6. Please tell us how you are accounting for the option agreement and the basis in GAAP that supports your accounting citing relevant accounting literature. Specifically address your consideration of whether the option agreement is a derivative instrument under SFAS 133.

Note (16) Operating Segments and Geographical Information, page F-20

7. Please disclose revenues from the development and construction of your product systems and from customer-sponsored research and development, or tell us why you believe this disclosure is not required. Refer to paragraph 37 of SFAS 131.

Form 10-Q for Fiscal Quarters Ended July 31, 2008, October 31, 2008 and January 31, 2009

8. Please address the comments above to the extent applicable.

Exhibits 31.1 and 31.2

9. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not include the parenthetical in paragraph 5. Similarly, you did not include the parentheticals in paragraphs 4(d) and 5 in the certifications filed with the Forms 10-Q for the quarters ended July 31, 2008, October 31, 2008 and January 31, 2009. Please revise the certifications for future filings.

Definitive Proxy on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Components of Our Executive Compensation Program, page 13

10. We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to these items of the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Base Salary, page 13

11. One of the factors you considered in executive compensation decisions is "the level of base salary paid by comparable companies for similar positions." Please clarify the comparable company data used in making your compensation decisions. If you benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have

benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons.

Bonus, page 14

12. Please discuss the bases for the compensation committee's approval of annual discretionary cash bonuses for executive officers.

Equity Awards, page 14

13. You state that, "[i]n making the grant determinations, the Compensation Committee considered each named executive officer's performance over the preceding 12 months, the overall company performance over the same period, the need to motivate the named executive officers for outstanding future performance, and the retention of the named executive officers over future years." Please disclose the criteria the committee uses to determine company performance.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mark R. Draper
Ocean Power Technologies, Inc.
April 2, 2009
Page 6

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director